Stephen M. Davis 212.813.8804 SDavis@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333
 CONFIDENTIAL TREATMENT REQUESTED
 BY INTRALINKS HOLDINGS, INC.
PURSUANT TO RULE 83
ILNX-0001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  OMITTED INFORMATION HAS BEEN REPLACED BY [******].

June 18, 2010

VIA EDGAR AND FEDEX

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attention: Ms. Barbara C. Jacobs

Re:	IntraLinks Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 21, 2010
File No. 333-165991

Dear Ms. Jacobs:

On behalf of our client, IntraLinks Holdings, Inc. (the “Company”), we are filing herewith Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-165991) filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2010 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on May 21, 2010 (“Amendment No. 1”).

Amendment No. 2 includes revisions updating certain information and in response to the written comments received from the Staff of the Commission (the “Staff”) by letter dated June 9, 2010 (the “Comment Letter”).  The Company’s responses to the Staff’s Comment Letter are set forth below.  For convenience, copies of Amendment No. 2 marked to show changes from Amendment No. 1, as well as copies of this letter and any attachments, are being sent under separate cover to Matthew Crispino of the Commission.  The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.  The Staff’s comments are reprinted below, followed by the Company’s responses.  Page references in response to the Staff’s comments correspond to the page numbers in the marked copy of Amendment No. 2.

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FORM S-1

Prospectus Summary

Overview, page 1

1.
We note your responses to prior comment 2.  Please highlight in your prospectus summary that the majority of the proceeds raised in this offering will not be used to directly grow your business but rather will be used to reduce debt incurred in connection with your 2007 merger.  Please also provide a qualitative and quantitative discussion in MD&A of the expected impact on your financial condition going forward of the fact that the majority of the proceeds from this offering will be used to pay down debt that was not incurred to further your business strategy.  In providing this discussion, please highlight the fact, as noted in the risk factor on page 12, that you may also incur additional debt, which would have an offsetting effect on any reduced interest payments.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 2 and page 74-75 of Amendment No. 2.

2.
We note your disclosure in this section that you generated $140.7 million in revenue in 2009 and have generated positive cash flows from operations on an annual basis since 2003.  Please balance the disclosure in this section by discussing your history of losses and your accumulated deficit.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 2.

Risk Factors, page 11

3.
We note the new disclosure on pages 5 and 134 that because more than 5% of the net proceeds of your offering of common stock may be used to repay amounts owed to Deutsche Bank Securities, this underwriter may be deemed to have a conflict of interest with you under NASD Conduct Rule 2720 of FINRA and, as a result, the offering will be made in compliance with the requirements of Rule 2720.  Please add a risk factor discussing the risks associated with the fact that one of your underwriters has an interest in the offering beyond the discounts and commissions it receives for serving as an underwriter.

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RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 29-30 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Stock-Based Compensation, page 48

4.
We note your revised disclosure provided in response to prior comment 14 and encourage you to revise further to streamline disclosures related to the valuations that have been superseded.  For example, it is unclear to us why a discussion of the option pricing model and assumptions used in the June 30, 2009 valuation is useful considering that this valuation was subsequently superseded.  Also, please revise to clearly indicate that the June 30, 2009 valuation was solely used to establish the exercise price of the stock options granted in September and October 2009.  In this regard, we note that your current disclosures are confusing in that they continue to refer to the June 30, 2009 valuation “provid[ing] an estimated fair value of the common stock of $3.29 per share.”

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 50-52 of Amendment No. 2.

5.
We note the revisions made to your disclosure in response to prior comment 16 and we believe that you should revise your disclosures to describe the methodologies and assumptions used in more detail.  You should ensure that your disclosures include quantitative information regarding the significant assumptions used for each of the valuation periods.  For example, your disclosure on page 51 refers to the “other assumptions used in the December 31, 2009 valuation,” which were not altered in the subsequent retrospective valuation; however, you do not disclose these specific other assumptions.  Please revise your disclosure to discuss all of the material assumptions used as of each valuation date including the following:

•	Revise to disclose the weighting applied to the income and market approaches used to estimate enterprise value;
•	Disclose the growth rates used; and
•	Disclose the marketability discounts, if any, that are applied at each valuation date.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 51 of Amendment No. 2.

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6.
We note your response to prior comment 17 and the additional disclosure included on page 51, specifically your representation that the assumptions used in your retrospective valuation could have reasonably been applied at the time of the September and October 2009 grants.  Please tell us how you concluded that a 100% probability of an IPO and the budgets and forecasts prepared in December 2009 could have reasonably been applied in September and October 2009.  In this regard, it unclear to us how you concluded that there was a 100% probability of an IPO when your disclosures on page 50 indicate that you had only begun to consider the possibility of an IPO in December 2009.  Also, as previously requested, tell us how you considered paragraph 86 of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” when preparing the retrospective valuation.

RESPONSE:  In response to the Staff's comment, the Company has revised the disclosure on pages 50-52 of Amendment No. 2.  The Company acknowledges that the prior disclosure could be potentially confusing to investors by virtue of the emphasis on the superseded June 30, 2009 and December 31, 2009 valuations.  The Company advises the Staff that the implication from such prior disclosure that the Company knew with certainty in September or October 2009 that an initial public offering would occur in 2010 was unintended.  The prior disclosure was intended merely to indicate that the difference between the fair value derived from the Company's retrospective valuation and the prior December 31, 2009 valuation of $6.76 could be accounted for if the public offering scenario were assumed to have a 100% probability.  To avoid potential confusion, the revised disclosure does not compare and contrast the prior valuations to the retrospective valuations, but instead describes the methodology and assumptions used only in the retrospective valuations that support the grant date fair values for the September and October 2009 awards and the February 2010 awards, respectively.

The Company also advises the Staff that, in considering paragraph 86 of the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), it recognized that a contemporaneous valuation is preferred over a retrospective valuation in determining fair value.  However, as previously disclosed to the Staff in its prior response letter, taking into account paragraph 86 of the Practice Aid, the Company believes that it exercised care to ensure the assumptions and estimates under the retrospective valuation reflected the business conditions and enterprise developments that existed at the respective valuation dates.  In this regard, the retrospective valuation for the September and October grant dates examined the financial information, business conditions, enterprise and industry developments as they existed at the respective dates of grant in September and October 2009.  With regard to the estimates of future revenue, cash flow and EBITDA that were used in the superseded June 30, 2009 valuation, the Company believed, in hindsight, that these amounts had become outdated in light of the Company's continuing insight into its operating performance since June 30, 2009. However, the Company's outlook for 2010 performance did not change significantly from the time of the September and October 2009 grants to the time that the 2010 budget and forecasts were actually approved by the Board of Directors. Accordingly, the Company concluded the budgets and forecast being prepared around this time, and formally approved at the end of 2009, would be more appropriate to use in connection with the retrospective valuation that ultimately determined the fair value of the awards granted in September and October 2009.

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7.	Please explain the relevance of the April 9, 2010 and May 21, 2010 dates referred to on page 51. In this regard, it is unclear to us whether these dates represent additional valuation periods.

RESPONSE:  The Company supplementally advises the Staff that the references to April 9, 2010 and May 21, 2010 refer to the dates of the Board of Director meetings held to discuss and approve the fair value determinations and do not represent additional valuation periods.  In response to the Staff’s comment, the Company has revised the disclosure on pages 51-52 of Amendment No. 2 to eliminate the references to avoid confusion.

In addition, in response to comment #12 contained in the Staff’s prior comment letter with respect to the initial Registration Statement, the Company advises the Staff that it first initiated discussions with the underwriters for this offering in December 2009.  [******]

The Company also supplementally advises the Staff that, in response to the Staff’s prior comment #18 to the initial Registration Statement, the reasons for the difference between the fair value of the Company’s common stock on September 3, 2009, October 27, 2009 and February 26, 2010 and the midpoint of the currently estimated initial public offering price, are as follows:

•
In determining the fair value of the common stock on September 3, 2009 and October 27, 2009 of $7.73 per share, the Company’s board of directors took into account, among other things, its contemporaneous June 30, 2009 and December 31, 2009 valuations, as well as its operating results, visibility into projections of revenue, cash flow and EBITDA estimates and the likelihood and expected timing of any liquidity event, such as an initial public offering.  No significant changes had come to the Company’s attention between the September grant date and the October grant date to warrant a revaluation of the stock. The Company therefore concluded there was no basis for a change in the fair value during such period.

•
The increase in the fair value of our common stock on February 26, 2010 to $9.53 per share was attributable primarily to:  revisions to the Company’s estimated revenue, cash flow and EBITDA projections for future years to reflect stronger than expected performance in the fourth quarter 2009 and positive trending of results in the first quarter 2010; increased demand in the Company’s DCM and M&A principal markets which further supported the revised forecasts; the Company started seeing new business generation from increased sales efforts in its Enterprise market; and its product development initiatives were on schedule, including the launch of new desktop tools that, among other things, allow Microsoft Outlook users to manage large email attachments through the Company's platform. In addition, in December 2009, the Company also engaged investment bankers, lawyers and accountants to start the process of an initial public offering and, in January 2010, held an initial organizational meeting and had begun drafting sessions, which further increased the likelihood of a potential initial public offering.

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•	Subsequent to February 26, 2010, overall market conditions and the performance and valuations of comparable public companies to the Company continued to improve.

•	On April 9, 2010, the Company filed the Registration Statement.

•
On May 21, 2010, the Company reported first quarter operating results, which demonstrated significant continued sequential improvement as reflected by record levels of quarter-to-date revenue and enterprise revenue, and it continued to exceed its quarterly revenue and EBITDA estimates.  This further demonstrated the Company’s ability to successfully execute against its business plan and consistently exceed prior-period operating projections, thereby providing reliability, dependability and predictability to meet or exceed future financial performance projections.

The difference between the fair value of the Company’s common stock on each of these dates and the initial public offering price will also be attributable to the determination of the initial public offering price, in consultation with the managing underwriters, using updated market conditions, and the Company’s improved prospects for liquidity through the initial public offering. Although the Company believes that it is reasonable to expect that the completion of the offering will add value to the shares of our common stock because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

The Company would expect to disclose the foregoing in the Registration Statement in a future filing once a bona fide price range has been determined.

Results of Operations, page 55

8.
We note the revised disclosure on page 40 provided in response to prior comment 20.  Your disclosures indicate that management regularly analyzes and monitors these metrics when assessing future revenue and when evaluating your operating and financial performance.  We further note that you refer to some of these metrics, including customer base, aggregate contract values and renewal rates, in the discussion of your results of operations.  Please consider revising your disclosure to quantify the key metrics that materially impact your results of operations or tell us why you believe that quantification of the metrics would not be useful information to an investor.

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RESPONSE:  The Company respectfully advises the Staff that it believes the quantification of certain metrics around contract data – namely, aggregate contract values, contract durations and payment terms –are not necessary to understand the Company’s financial condition or results of operations and would tend to be more confusing than helpful to investors.  In this regard, the Company notes that, although these metrics reflect operational data important for management to monitor business activity, sales performance, return on investment for marketing efforts and trends that may affect future performance, simply quantifying them would not be meaningful to investors because there is not a consistent causal relationship between those overall values and the Company’s reported results of operations.  For instance, aggregate contract values do not consistently correlate with revenue recognized during a period, particularly on a quarterly basis, due to variations in contract durations and payment terms. Similarly, contract durations and payments terms are not necessarily indicative of financial performance during a given period, as those changes can be offset by changes in aggregate contract values.  In instances where the Company has disclosed that changes in revenue were driven in part by increases in aggregate contract values, management concluded that sufficient correlation existed in that specific period with respect to the contract value metric, and after taking account of any changes in offsetting factors, such that disclosure reasonably would be helpful to a reader in understanding the cause of the revenue variance.  However, the Company believes that quantification of that impact is far less significant than the fact itself and could be potentially misleading in the event that investors attempt to correlate such quantified amounts to the specific amount of any increase or decrease in revenue.

In addition, the Company believes that reporting of the specified contract metrics would be inappropriate because management applies various objective and subjective analyses and adjustments to such data to assess their relationship to financial performance. Management is able to put the metrics around contract data into context and understand their impact on the business based on internal analyses provided on a regular basis, which stratify the metrics to highlight outliers and their impact on the overall results.  Investors would not be in a position to do the same with disclosure of specific amounts of, or changes to, the contract metrics on an aggregate basis.  For example, when reviewing contract data, management is able to take into account the relationship between bookings and revenue recognition, trends in new versus renewed business (e.g. revenue continuance versus revenue growth), as well as the impact of seasonality in renewal rates on quarterly results of operations. Thus, from an external reporting and measurement perspective on an ongoing basis, the Company believes that quantification of these metrics will ultimately not provide a better and more consistent understanding of its business and its trends.  Indeed, rather than providing investors with a better understanding the Company’s business, quantifying these metrics will likely provide for inconsistency in interpretation and incorrect conclusions regarding the Company’s results of operations and future expected trends.

The Company believes that the additional metrics that it has quantified and discussed throughout the Management’s Discussion and Analysis of Financial Results section of Amendment No. 2, such as research and development activity, sales and marketing activity, customer renewal rates, the mix of subscription and transaction business and international business and the breakdown of revenue by principal market, when combined with the key metrics that are also quantified in such section, provides a set of data points that allows investors to fully-understand how the business is performing from a short and long term perspective, as well as underlying business activity and trends.

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Comparison of Years Ended December 31, 2008 and Pro Forma December 31, 2007, page 63

9.
We note that your discussion and analysis of the 2007 results is limited to the pro forma financial information and does not appear to include a discussion of the historical financial statements as required by Item 303 of Regulation S-K.  To the extent that management concludes that a pro forma discussion and analysis is meaningful, such results should not be disclosed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.  Please revise to provide a discussion and analysis of the historical 2007 financial statements.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 69-71 of Amendment No. 2.

Liquidity and Capital Resources

Operating Activities, page 70

10.
We note your discussion on page 71 of cash flows provided by operating activities for the year ended December 31, 2007 on a combined basis.  We note that this discussion refers to the “Combined” amounts rather than the pro forma amounts as disclosed on page 42.  Please revise accordingly.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 76-77 of Amendment No. 2.

* * *

We thank the Staff for its courtesies.  If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at (212) 813-8804 or Edward A. King at (617) 570-1346.

Sincerely,

  /s/ Stephen M. Davis

Stephen M. Davis

cc:           Edward A. King, Esq.
Goodwin Procter LLP
J. Andrew Damico
Anthony Plesner
Gary Hirsch
IntraLinks Holdings, Inc.
Jamie John
Christine Davis
Matthew Crispino
United States Securities and Exchange Commission